MECHEL REPORTS THE 1Q 2017 FINANCIAL RESULTS

Consolidated revenue – 77.4 bln rubles, EBITDA* - 22.8 bln rubles
Net profit, attributable to equity shareholders of Mechel PAO – 13.9 bln rubles

Moscow, Russia – May 31, 2017 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1Q 2017.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“In the first quarter of 2017 the Group showed good financial results. Favorable price trends had their positive impact. Even though spot prices for premium coking coal went down from the heights they reached in the fourth quarter of 2016 to $150-170 per tonne by mid-quarter, the first quarter’s contract prices were higher than in the fourth quarter of 2016, which enabled us to retain average prices at a high level. Thanks to this situation, our mining segment managed to achieve an observable growth of EBITDA.

“At the same time, for our steel segment which produces primarily construction range products, the first quarter is traditionally the time of weaker demand and lower prices. High prices for coal and iron ore, which support our mining segment’s results, contributed to production cost growth of our steel segment. As a result, even though revenue was only 2% lower quarter-on-quarter, the steel segment’s EBITDA declined by half.

“In total our consolidated revenue was 77.4 billion rubles for the reporting period, which is 3% less than in the fourth quarter of 2016, while EBITDA went down by 7% and reached 22.8 billion rubles. At the same time, our net profit attributable to equity shareholders of Mechel PAO for the first quarter went up by nearly nine times, reaching 13.9 billion rubles.”

Consolidated Results For The 1Q 2017

Mln rubles	1Q’ 17	1Q’ 16		1Q’ 17	4Q’ 16
Revenue
from external customers	77,414	62,232	24%	77,414	79,659	-3%

Operating profit	18,089	6,333	186%	18,089	13,929	30%

EBITDA	22,806	9,974	129%	22,806	24,593	-7%

EBITDA, margin	29%	16%		29%	31%

Net profit attributable to equity shareholders of Mechel PAO	13,902	312		13,902	1,579

Mining Segment

Mechel Mining Management Company OOO’s Chief Executive Officer Pavel Shtark noted:

“In the first quarter of 2017 the segment demonstrated an improvement in financial results if compared with the fourth quarter of 2016, with EBITDA up by 11%, EBITDA margin reaching 49%. It became possible due to a good price trend on seaborne coal markets. The growth of iron ore prices, which continued in the first quarter, also helped to improve our financial results.

“In this reporting period, our facilities slightly decreased its coal mining volumes in comparison with previous quarter due to intensification of the stripping works to prepare reserves. Also the decrease of volumes in the first quarter was affected by seasonality of climatic conditions that requires more efforts in equipment maintenance. The decrease in supplies of coking coal concentrate to third parties was partly due to the fact that we have again re-directed some of our coal volumes for internal use as export market prices became less attractive. At the same time, we increased shipments of PCI and anthracites, primarily to our Asian customers.

“We used the beneficial economic situation to boost the technical reequipment of our facilities. In the first quarter, Yakutugol put into operation an EKG-18 excavator and a Liebherr R 9200 excavator. In the second quarter, we plan to put into operation one more excavator. To maintain our mining capacity, in 2017 we plan to acquire and put into service more than 20 new vehicles such as trucks, bulldozers and other equipment at both Yakutugol and the Elga deposit. This year, we plan to complete construction and launch a run-of-mine coal crushing facility with a 2.3-million-tonne capacity at Elga. As a result we will ensure the stability of mining volumes and recovery of mining volumes where they temporarily decreased.”

Mln rubles	1Q’ 17	1Q’ 16		1Q’ 17	4Q’ 16
Revenue
from external customers	27,988	19,857	41%	27,988	29,657	-6%

Revenue inter-segment	12,465	7,059	77%	12,465	9,426	32%

EBITDA	19,956	6,606	202%	19,956	17,905	11%

EBITDA, margin	49%	25%		49%	46%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“In the first quarter of this year our segment demonstrated robust performance. A small decrease in long steel sales was mostly seasonal and was due to a decrease in construction activity in the winter period. We expect that those products for construction industry that have not been sold in the first quarter due to weak demand and respective weak prices will be sold in the next periods at higher prices when the construction season picks up. In the first quarter sales of high-margin products, such as stampings and forgings, went up, as well as sales of flat steel, which was partly due to an extension of our product range and gaining new markets.

“Our revenue in the first quarter of 2017 remained on the level of the previous quarter. The 51% decrease of our EBITDA was due to the growth of production costs conditioned by high prices for input raw materials.

“The main tendencies that characterized our segment’s operations last year, remain in force at the beginning of the current year. We continue to increase the capacity utilization of Chelyabinsk Metallurgical Plant’s universal rolling mill, to master new competitive types of products at all of our facilities and to upgradeour equipment.”

Mln rubles	1Q’ 17	1Q’ 16		1Q’ 17	4Q’ 16
Revenue
from external customers	42,029	35,148	20%	42,029	42,739	-2%

Revenue inter-segment	1,964	1,892	4%	1,964	1,958	0%

EBITDA	3,556	1,653	115%	3,556	7,327	-51%

EBITDA, margin	8%	4%		8%	16%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“In the first quarter of 2017, we saw the seasonal hike in consumption of all our segment products in comparison with the fourth quarter of 2016, and as a result, the increase in heat and electricity generation. The main factor was lower outside temperature. The increase in electricity generation was affected by the completion of repairs of the boiler equipment at Southern Kuzbass Power Plant. The financial results of the first quarter of 2017 improved accordingly quarter-on-quarter.”

Mln rubles	1Q’ 17	1Q’ 16		1Q’ 17	4Q’ 16
Revenue
from external customers	7,396	7,228	2%	7,396	7,263	2%

Revenue inter-segment	4,638	4,237	9%	4,638	4,480	4%

EBITDA	705	1,644	-57%	705	(440)

EBITDA, margin	6%	14%		6%	-4%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (4:00 p.m. London time, 11 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel PAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

* EBITDA — Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Attachments to the 1Q 2017 Financial results Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents net profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and depletion, Foreign exchange (gain) loss, net, Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of accounts receivable, (Reversal of provision) provision for doubtful accounts, Write-off of inventories to net realisable value, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on write-off of accounts payable with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest expenses, depreciation and depletion and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net profit (loss) represents net profit (loss) attributable to equity shareholders of Mechel PAO before Impairment of goodwill and other non-current assets, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Effect on loss attributable to non-controlling interests, Foreign exchange (gain) loss, net, Pension service cost and actuarial loss, other related expenses, Other fines and penalties, Gain on write-off of accounts payable with expired legal term and Other one-off items. Our adjusted net profit (loss) may not be similar to adjusted net profit (loss) measures of other companies. Adjusted net profit (loss) is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted net profit (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of goodwill and other non-current assets is considered operating expenses under IFRS, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net profit (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding fines and penalties on overdue amounts**+ and trade working capital are presented below:

Mln rubles	31.03.2017	31.12.2016
Interest-bearing loans and borrowings, excluding interest, fines and penalties on overdue amounts	386,507	395,571
Interest payable	17,131	16,916
Non-current interest-bearing loans and borrowings	10,727	11,644
Other non-current financial liabilities	37,201	36,197
Other current financial liabilities	613	—
less Cash and cash equivalents	(2,888)	(1,689)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	449,291	458,639

Finance lease liabilities, current portion	3,302	10,175
Finance lease liabilities, non-current portion	6,266	421
Net debt, excluding fines and penalties on overdue amounts	458,859	469,235

Mln rubles	31.03.2017	31.12.2016

Trade and other receivables	23,175	19,054
Inventories	36,467	35,227
Other current assets	7,284	6,942
Income tax receivables	425	686

Trade current assets	67,351	61,909

Trade and other payables	39,125	40,985
Advances received	3,641	3,815
Provisions and other current liabilities	3,530	3,515
Taxes and similar charges payable other than income tax	9,914	9,195
Income tax payable	2,949	2,552

Trade current liabilities	59,159	60,062

Trade working capital	8,192	1,847

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) as follows:

Consolidated Results			Mining Segment ***			Steel Segment***		Power Segment***
Mln rubles	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016
Net profit (loss) attributable to equity shareholders of Mechel PAO	13,902	312	12,858	(1,515)	2,218	748	237	1,009

Add:
Depreciation and depletion	3,417	2,922	1,928	1,671	1,379	1,162	110	89
Foreign exchange (gain) loss, net	(9,679)	(8,568)	(5,601)	(4,925)	(4,063)	(3,586)	(14)	(57)
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	12,392	13,915	9,062	10,327	3,626	3,782	231	317
Finance income	(127)	(455)	(488)	(740)	(154)	(212)	(13)	(15)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of accounts receivable, (reversal of provision) provision for doubtful accounts and write-off of inventories to net realisable value	577	644	173	125	298	292	106	227
Loss (profit) after tax from discontinued operations, net	—	136	—	(44)	—	170	—	10
Net result on the disposal of subsidiaries	—	(58)	—	—	—	(58)	—	—
Profit (loss) attributable to non-controlling interests	556	171	392	117	162	(1)	3	55
Income tax expense (benefit)	1,539	817	1,433	1,496	68	(715)	38	36
Pension service cost and actuarial loss, other related expenses	32	41	25	30	6	10	1	1
Other fines and penalties	226	119	174	65	44	82	7	(28)
Gain on write-off of accounts payable with expired legal term	(29)	(22)	—	(1)	(28)	(21)	(1)	—
Adjusted EBITDA	22,806	9,974	19,956	6,606	3,556	1,653	705	1,644

EBITDA, margin	29%	16%	49%	25%	8%	4%	6%	14%
Mln rubles	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016	1Q 2017	1Q 2016
Net profit (loss) attributable to equity shareholders of Mechel PAO	13,902	312	12,858	(1,515)	2,218	748	237	1,009

Add:
Loss (profit) after tax from discontinued operations, net	—	136	—	(44)	—	170	—	10
Net result on the disposal of subsidiaries	—	(58)	—	—	—	(58)	—	—
Effect on loss attributable to non-controlling interests	—	(24)	—	—	—	(24)	—	—
Foreign exchange (gain) loss, net	(9,679)	(8,568)	(5,601)	(4,925)	(4,063)	(3,586)	(14)	(57)
Pension service cost and actuarial loss, other related expenses	32	41	25	30	6	10	1	1
Other fines and penalties	226	119	174	65	44	82	7	(28)
Gain on write-off of accounts payable with expired legal term	(29)	(22)	—	(1)	(28)	(21)	(1)	—
Adjusted net profit (loss), net of income tax	4,452	(8,064)	7,456	(6,390)	(1,823)	(2,679)	230	935

Operating profit	18,089	6,333	17,256	4,751	1,767	142	478	1,369

Add:
Loss on write-off of property, plant and equipment	71	7	35	5	5	2	31	—
Pension service cost and actuarial loss, other related expenses	32	41	25	30	6	10	1	1
Other fines and penalties	226	119	174	65	44	82	7	(28)
Adjusted operating profit	18,418	6,500	17,490	4,851	1,822	236	517	1,342

*** including inter-segment operations
	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	1Q 2017	4Q 2016	1Q 2017	4Q 2016	1Q 2017	4Q 2016	1Q 2017	4Q 2016
Net profit (loss) attributable to equity shareholders of Mechel PAO	13,902	1,579	12,858	4,232	2,218	(1,652)	237	(801)

Add:
Depreciation and depletion	3,417	3,692	1,928	2,099	1,379	1,488	110	105
Foreign exchange (gain) loss, net	(9,679)	(6,209)	(5,601)	(3,240)	(4,063)	(2,954)	(14)	(15)
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	12,392	10,993	9,062	7,211	3,626	4,199	231	272
Finance income	(127)	2,787	(488)	1,477	(154)	622	(13)	(1)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-offs of accounts receivable, (reversal of provision) provision for doubtful accounts and write-offs of inventories to net realisable value	577	6,629	173	1,752	298	5,000	106	(124)
Loss after tax from discontinued operations, net	—	84	—	84	—	—	—	—
Net result on the disposal of subsidiaries	—	(3)	—	—	—	(3)	—	—
Profit attributable to non-controlling interests	556	551	392	214	162	320	3	17
Income tax expense	1,539	2,471	1,433	2,325	68	100	38	46
Pension service cost and actuarial loss, other related expenses	32	(295)	25	(289)	6	(6)	1	—
Other fines and penalties	226	549	174	237	44	250	7	62
Gain on write-off of accounts payable with expired legal term	(29)	(54)	—	(16)	(28)	(37)	(1)	(1)
Other one-off items	—	1,819	—	1,819	—	—	—	—
Adjusted EBITDA	22,806	24,593	19,956	17,905	3,556	7,327	705	(440)

EBITDA, margin	29%	31%	49%	46%	8%	16%	6%	-4%
Mln rubles	1Q 2017	4Q 2016	1Q 2017	4Q 2016	1Q 2017	4Q 2016	1Q 2017	4Q 2016
Net profit (loss) attributable to equity shareholders of Mechel PAO	13,902	1,579	12,858	4,232	2,218	(1,652)	237	(801)

Add:
Impairment of goodwill and other non-current assets	—	4,828	—	962	—	3,866	—	—
Loss after tax from discontinued operations, net	—	84	—	84	—	—	—	—
Net result on the disposal of subsidiaries	—	(3)	—	—	—	(3)	—	—
Effect on loss attributable to non-controlling interests	—	(48)	—	—	—	(48)	—	—
Foreign exchange (gain) loss, net	(9,679)	(6,209)	(5,601)	(3,240)	(4,063)	(2,954)	(14)	(15)
Pension service cost and actuarial loss, other related expenses	32	(295)	25	(289)	6	(6)	1	—
Other fines and penalties	226	549	174	237	44	250	7	62
Gain on write-off of accounts payable with expired legal term	(29)	(54)	—	(16)	(28)	(37)	(1)	(1)
Other one-off items	—	1,819	—	1,819	—	—	—	—
Adjusted net profit (loss), net of income tax	4,452	2,251	7,456	3,789	(1,823)	(583)	230	(755)

Operating profit (loss)	18,089	13,929	17,256	14,096	1,767	535	478	(506)

Add:
Impairment of goodwill and other non-current assets	—	4,828	—	962	—	3,866	—	—
Loss on write-off of property, plant and equipment	71	1,649	35	570	5	1,079	31	1
Pension service cost and actuarial loss, other related expenses	32	(295)	25	(289)	6	(6)	1	—
Other fines and penalties	226	549	174	237	44	250	7	62
Other one-off items	—	1,819	—	1,819	—	—	—	—
Adjusted operating profit (loss)	18,418	22,479	17,490	17,395	1,822	5,724	517	(443)

*** including inter-segment operations

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE
INCOME (LOSS)
(All amounts are in millions of Russian rubles)	3 months ended March 31,
	2017	2016
	(unaudited)	(unaudited)
Continuing operations
Revenue	77,414	62,232
Cost of sales	(40,429)	(35,919)

Gross profit	36,985	26,313

Selling and distribution expenses	(14,071)	(14,178)
Loss on write-off of property, plant and equipment	(71)	(7)
Reversal of provision (provision) for doubtful accounts	54	(150)
Taxes other than income taxes	(1,201)	(1,495)
Administrative and other operating expenses	(3,842)	(4,331)
Other operating income	235	181

Total selling, distribution and operating income and (expenses), net	(18,896)	(19,980)

Operating profit	18,089	6,333

Finance income	127	455
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 306 million, RUB 2,916 million for the 3 months ended March 31, 2017 and 2016, respectively	(12,392)	(13,914)
Foreign exchange gain (loss), net	9,679	8,568
Share of profit of associates, net of provision	5	6
Other income	533	84
Other expenses	(44)	(96)

Total other income and (expense), net	(2,092)	(4,897)

Income before tax from continuing operations	15,997	1,436
Income tax expense	(1,539)	(817)

Income for the period from continuing operations	14,458	619
Discontinued operations
Loss after tax for the period from discontinued operations, net	—	(136)
Profit for the period	14,458	483

Attributable to:
Equity shareholders of Mechel PAO	13,902	312
Non-controlling interests	556	171
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:	824	337
Exchange differences on translation of foreign operations	823	337
Net gain on available for sale financial assets	1	—
Other comprehensive income for the period, net of tax	824	337

Total comprehensive income, net of tax	15,282	820

Attributable to:
Equity shareholders of Mechel PAO	14,726	651
Non-controlling interests	556	169

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are in millions of Russian rubles)
	March 31, 2017	December 31, 2016
	(unaudited)
Assets
Current assets
Cash and cash equivalents	2,888	1,689
Trade and other receivables	23,175	19,054
Inventories	36,467	35,227
Income tax receivables	425	686
Other current financial assets	36	167
Other current assets	7,284	6,942

Total current assets	70,275	63,765

Non-current assets
Property, plant and equipment	203,142	204,353
Mineral licenses	35,710	36,099
Non-current financial assets	213	235
Investments in associates	264	265
Deferred tax assets	1,508	1,502
Goodwill	18,324	18,355
Other non-current assets	839	891

Total non-current assets	260,000	261,700

Total assets	330,275	325,465

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 38,329 million and RUB 38,594 million as of March 31, 2017 and December 31, 2016, respectively	424,837	434,165
Trade and other payables	39,125	40,985
Advances received	3,641	3,815
Provisions	3,503	3,496
Pension obligations	975	944
Finance lease liabilities	3,302	10,175
Income tax payable	2,949	2,552
Taxes and similar charges payable other than income tax	9,914	9,195
Other current financial liabilities	613	—
Other current liabilities	27	19

Total current liabilities	488,886	505,346

Non-current liabilities
Interest-bearing loans and borrowings	10,727	11,644
Provisions	3,502	3,420
Pension obligations	3,435	3,501
Finance lease liabilities	6,266	421
Deferred tax liabilities	16,660	16,282
Other non-current liabilities	154	159
Other non-current financial liabilities	37,814	36,740
Income tax payable	135	540

Total non-current liabilities	78,693	72,707

Total liabilities	567,579	578,053

Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	28,326	28,326
Accumulated other comprehensive income	1,672	848
Accumulated deficit	(280,540)	(294,444)

Equity attributable to equity shareholders of Mechel PAO	(245,546)	(260,274)
Non-controlling interests	8,242	7,686

Total equity	(237,304)	(252,588)

Total equity and liabilities	330,275	325,465

**+ Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(All amounts are in millions of Russian rubles)	3 months ended March 31,
	2017	2016
	(unaudited)	(unaudited) ****

Cash Flows from Operating Activities
Profit for the period	14,458	483
Loss after tax for the period from discontinued operations, net	—	(136)
Income for the period from continuing operations	14,458	619
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:

Depreciation	3,002	2,511
Depletion and amortization	415	411
Foreign exchange gain (loss), net	(9,679)	(8,568)
Deferred income taxes	350	821
(Reversal of provision) provision for doubtful accounts	(54)	150
Write-off of accounts receivable	33	30
Write-off of inventories to net realisable value	504	443
Revision in estimated cash flows of rehabilitation provision	—	(23)
Loss on write-off of property, plant and equipment	71	7
Loss on sale of property, plant and equipment	23	51
Gain on write-off of accounts payable with expired legal term	(29)	(22)
Pension service cost and actuarial loss, other related expenses	32	41
Finance income	(127)	(455)
Finance costs, including fines and penalties on overdue loans and borrowings and finance lease payments	12,392	13,915
Royalty and other payments associated with disposal of Bluestone	(462)	(10)
Other	27	2
Changes in working capital items:

Trade and other receivables	(4,911)	(4,987)
Inventories	(2,196)	657
Trade and other payables	(403)	1,282
Advances received	(112)	542
Taxes payable and other current liabilities	1,911	2,066
Other current assets	(303)	(503)
Income tax paid	(916)	(269)
Net operating cash flows from discontinued operations	—	(184)
Net cash from operating activities	14,026	8,527

Cash Flows from Investing Activities
Loans issued and other investments	—	(4)
Interest received	58	—
Proceeds from disposal of subsidiaries	82	2
Royalty and other payments associated with disposal of Bluestone	462	10
Proceeds from loans issued	142	11
Proceeds from disposals of property, plant and equipment	41	92
Purchases of property, plant and equipment	(971)	(585)
Interest paid, capitalized	(98)	(178)
Net cash used in investing activities	(284)	(652)

Cash Flows from Financing Activities
Proceeds from loans and borrowings	6,023	1,626
Repayment of loans and borrowings	(10,924)	(2,793)
Interest paid, including fines and penalties	(7,786)	(6,000)
Repayment of obligations under finance lease	(1,116)	(190)
Installments for acquition of assets	(82)	—
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(890)	(1,409)
Net cash used in financing activities	(14,775)	(8,766)

Effect of exchange rate changes on cash and cash equivalents	481	(373)
Net decrease in cash and cash equivalents	(552)	(1,264)

Cash and cash equivalents at beginning of period	1,689	3,079
Cash and cash equivalents net of overdrafts at beginning of period	1,453	891

Cash and cash equivalents at end of period	2,888	1,933
Cash and cash equivalents net of overdrafts at end of period	901	(373)

****there were certain reclassifications to conform with the current period presentation